Exhibit 99.1

Ballard Reports Q4 2025 and Full Year Results

VANCOUVER, BC, March 12, 2026 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the fourth quarter and year ended December 31, 2025. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•	Strong Q4 performance with revenue up 37% from Q4 2024, and full-year revenue reaching $99.4M, up 43% year over year (YoY), driven by record breaking annual engine deliveries.
•	Significant improvement in cost structure leading to a 17% gross margin in the quarter, a 30-point improvement YoY, and 5% gross margin for the full year, a 37-point improvement from 2024.
•	Cash operating costs[1] for the quarter were reduced by 41% compared to the same period in 2024.
•	Recorded positive cash flow from operating activities in Q4, the highest value in the last 10 years, underscoring structural actions.

"2025 marked a turning point for Ballard and I'm energized by the progress our team delivered," said Marty Neese, Ballard's President and CEO. "We exited the year with strong operational execution, improved financial performance, and a more commercially disciplined foundation that positions us for sustainable growth. Q4 revenue reached $33.6 million, bringing our full year total to $99.4 million. We saw gross margins improve to 17% for the quarter and achieved positive 5% for the full year, marking significant improvements from 2024. This result was driven by nearly 40% year-over-year growth in megawatts delivered, reaching almost 800 engines, continuing our upward delivery growth trajectory and setting a new production record for Ballard." He added, "We also marked a significant agreement after the quarter with our largest recorded commitment from New Flyer for 50 MW of fuel cell engines."

Mr. Neese continued, "We have made meaningful progress on right-sizing our cost structure and it shows in our results. Cash operating costs in the quarter were reduced by 41% year-over-year, full-year cash operating costs decreased 32% from 2024, and our cash reserves increased from the previous quarter. In short, Ballard is becoming a more efficient, more focused, and more resilient company, on a pathway to sustained profitability."

"With our corporate costs well managed, we are now focused on driving revenue growth and margin expansion. Building on a foundation of thousands of fuel cells operating in the field and more than 250 million kilometers of real-world experience, we are uniquely positioned to deliver higher-value fleet services - including training, technical support, parts supply, operational monitoring, digital performance insights, and ongoing stack servicing. For our customers, this means a more reliable, optimized fleet. For Ballard, it creates a recurring revenue stream that extends well beyond the initial product delivery." Mr. Neese added, "We are actively re-engaging the materials handling market where the industry leading durability of our products is a key differentiator. We also continue to work with our partners to develop competitive stationary power solutions which include primary power and backup offerings. Our continued innovation on lower cost and advanced manufacturing, showcased most recently with our newly launched FCmove®-SC product and continued momentum with our Project Forge manufacturing process, offer a path to further expand margins."

"Commercially, we used 2025 to strengthen key customer relationships. As expected, these discussions have resulted in delays in some orders. However, the time we are investing will ensure these commercial relationships include comprehensive pricing and a balanced risk-sharing structure around tariffs, exchange rates, precious-metal pricing, and inflation. These steps increase transparency with our customers while improving our business fundamentals," added Mr. Neese.

He concluded, "As we look ahead, we are focused on building a business with consistent performance, disciplined spending, and a path to profitability. We are committed to delivering value for our customers and shareholders by scaling our products, reducing costs, and strengthening our commercial foundation. With a more stable cost structure, improving margins, and a growing commercial pipeline, Ballard is entering its next chapter with confidence and momentum."

Q4 2025 Financial Highlights

(all comparisons are to Q4 2024 unless otherwise noted)

•	Total revenue was $33.6 million in the quarter, up 37% year-over-year.
•	Heavy Duty Mobility revenue of $28.6 million, 70% higher year-over-year, driven primarily by bus and rail revenues, the latter of which grew 892% to $10.8 million.
•	Stationary revenue was $3.2 million, (54% lower year-over-year), and Emerging and Other Markets revenue was $1.8 million or 138% higher compared to Q4 2024.
•	Gross margin was 17% in the quarter, an improvement of 30-points. The improvement in gross margin compared to Q4 2024 is due primarily to a decline in onerous contract provisions, product cost reduction initiatives, and lower manufacturing overhead costs as a result of the global corporate restructurings which included a reduction in workforce and certain operational consolidation.
•	Total Operating Expenses[2] and Cash Operating Costs[1] were $16.9 million and $16.1 million, respectively, a decrease of 49% and 41%, respectively, from Q4 2024 as a result of reduced cost structure from restructuring activities.
•	Cash Provided by (Used in) Operating Activities was $11.4 million, compared to ($24.4) million in the prior year quarter. Cash and cash equivalents were $527.1 million at the end of 2025, compared to $603.9 million at the end of 2024.
•	Adjusted EBITDA[1] was (11.6) million, compared to ($36.0) million in Q4 2024. The decrease in Adjusted EBITDA loss was driven primarily by the improvement in gross margin and by lower Cash Operating Costs[1]
•	Order Backlog at the end of 2025 was $119.3 million, reflecting strong Q4 shipment activity and solid new order intake of $20.1 million. Fourth-quarter deliveries grew 37%YoY, driven by continued demand for our Power Products portfolio, which now represents more than 99% of our backlog.
•	The 12-month Orderbook was $53.9 million at end-Q4, a decrease of $17.7 million or approximately 25%, from the end of Q3 2025 as we delivered a significant volume of fuel cell products in Q4.
Order Backlog ($M)	Order Backlog at End-Q3 2025	Orders Received in Q4 2025	Orders Delivered in Q4 2025	Order Backlog at End-Q4 2025
Total Fuel Cell Products & Services	$132.8	$20.1	$33.6	$119.3

2026 Outlook

Consistent with our past practice, and in view of the early stage of hydrogen fuel cell market development, specific revenue or net income (loss) guidance for 2026 is not provided. We expect revenue in 2026 will be back-half weighted. Total Operating Expense2 and Capital Expenditure3 guidance ranges for 2026 are as follows:

2026	Guidance
Total Operating Expense[2]	$65 - $75 million
Capital Expenditure[3]	$5 - $10 million

Q4 2025 Financial Summary

(Millions of U.S. dollars)	Three months ended December 31
	2025	2024	% Change
REVENUE
Fuel Cell Products & Services:[4]
Heavy-Duty Mobility	$28.6	$16.8	70%
Bus	$13.1	$13.1	0%
Truck	$1.3	$0.6	112%
Rail	$10.8	$1.1	892%
Marine	$3.4	$2.0	68%
Stationary	$3.2	$6.9	(54%)
Emerging and Other Markets	$1.8	$0.8	138%
Total Fuel Cell Products & Services Revenue	$33.6	$24.5	37%
PROFITABILITY
Gross Margin $	$5.6	($3.2)	274%
Gross Margin %	17%	(13%)	30 pts
Total Operating Expenses	$16.9	$33.1	(49%)
Cash Operating Costs[1]	$16.1	$27.2	(41%)
Equity loss in JV & Associates	($1.6)	($2.5)	38%
Adjusted EBITDA[1]	($11.6)	($36.0)	68%
Net Loss from Continuing Operations[4]	($17.5)	($46.5)	62%
Loss Per Share from Continuing Operations[4]	($0.06)	($0.16)	62%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($5.4)	($23.9)	78%
Working Capital Changes	$16.8	($0.5)	3696%
Cash provided by (used in) Operating Activities	$11.4	($24.4)	147%
Cash and cash equivalents	$527.1	$603.9	(13%)

(Millions of U.S. dollars)	Twelve months ended December 31
	2025	2024	% Change
REVENUE
Fuel Cell Products & Services:[4]
Heavy-Duty Mobility	$81.0	$53.4	52%
Bus	$50.0	$44.2	13%
Truck	$1.7	$3.7	(55%)
Rail	$25.5	$2.6	862%
Marine	$3.9	$2.9	36%
Stationary	$8.1	$12.8	(36%)
Emerging and Other Markets	$10.2	$3.6	184%
Total Fuel Cell Products & Services Revenue	$99.4	$69.7	43%
PROFITABILITY
Gross Margin $	$5.5	($22.0)	125%
Gross Margin %	5%	(32%)	37 pts
Total Operating Expenses	$108.9	$161.3	(32%)
Cash Operating Costs[1]	$78.9	$115.9	(32%)
Equity loss in JV & Associates	($4.7)	($4.9)	4%
Adjusted EBITDA[1]	(100.9)	($168.1)	40%
Net Loss from Continuing Operations[4]	($90.9)	($323.5)	72%
Loss Per Share from Continuing Operations[4]	($0.30)	($1.08)	72%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($74.2)	($113.3)	35%
Working Capital Changes	$18.1	$5.2	245%
Cash provided by (used in) Operating Activities	($56.2)	($108.1)	48%
Cash and cash equivalents	$527.1	$603.9	(13%)

For a more detailed discussion of Ballard Power Systems' fourth quarter 2025 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedarplus.ca and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, March 12, 2026 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review fourth quarter and full year 2025 operating results. The live call can be accessed by dialing +1-833-821-2814 (Canada/US toll free). Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, product attributes and value proposition for our customers, impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives, and customer relationships and anticipated sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, level of achievement of our business plans, achieving and sustaining profitability, changes that affect how long our cash reserves will last  and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Sumit Kundu -Investor Relations +1.604.453.3517 or investors@ballard.com

Endnotes

[1] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.
Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.
[2] Total Operating Expenses refer to the measure reported in accordance with IFRS.
[3] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows
4 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2025	2024	$ Change
Total Operating Expenses	$ 16,865	$ 33,164	$ (16,299)
Stock-based compensation (expense) recovery	(95)	(1,068)	973
Impairment recovery (losses) on trade receivables	(189)	(3,206)	3,017
Acquisition related costs	-	-	-
Restructuring and related (costs) recovery	734	(708)	1,442
Impact of unrealized gains (losses) on foreign exchange contracts	-	(852)	852
Depreciation and amortization	(1,169)	(137)	(1,032)
Cash Operating Costs	$ 16,146	$ 27,193	$ (11,047)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2025	2024	$ Change
Total Operating Expenses	$ 108,920	$ 161,318	$ (52,398)
Stock-based compensation expense	(3,884)	(7,456)	3,572
Impairment recovery (losses) on trade receivables	(720)	(12,760)	12,040
Acquisition related costs	-	-	-
Restructuring and related (costs) recovery	(22,963)	(17,046)	(5,917)
Impact of unrealized gains (losses) on foreign exchange contracts	685	(1,095)	1,780
Depreciation and amortization	(3,103)	(7,030)	3,927
Cash Operating Costs	$ 78,935	$ 115,931	$ (36,996)

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2025	2024	$ Change
Net loss from continuing operations	$ (17,527)	$ (46,471)	$ 28,944
Depreciation and amortization	1,144	995	149
Finance expense	451	539	(88)
Income taxes (recovery)	27	18	9
EBITDA	$ (15,905)	$ (44,919)	$ 29,014
Stock-based compensation expense (recovery)	95	1,068	(973)
Acquisition related costs	-	-	-
Finance and other (income) loss	(850)	2,079	(2,929)
Impairment charge (recovery) on property, plant and equipment	(687)	4,258	(4,945)
Impairment charge on intangible assets	1,120	658	462
Impairment charge on equity investment	4,634	-	4,634
Impact of unrealized (gains) losses on foreign exchange contracts	-	852	(852)
Adjusted EBITDA	$ (11,593)	$ (36,004)	$ 24,411

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2025	2024	$ Change
Net loss from continuing operations	$ (90,914)	$ (323,530)	$ 232,616
Depreciation and amortization	4,058	11,557	(7,499)
Finance expense	1,905	2,146	(241)
Income taxes (recovery)	51	121	(70)
EBITDA	$ (84,900)	$ (309,706)	$ 224,806
Stock-based compensation expense	3,884	7,456	(3,572)
Acquisition related costs	-	-	-
Finance and other (income) loss	(27,383)	(18,933)	(8,450)
Impairment charge on goodwill	-	40,277	(40,277)
Impairment charge on property, plant and equipment	2,475	111,020	(108,545)
Gain on sale of property, plant and equipment	(73)	-	(73)
Impairment charge on intangible assets	1,120	658	462
Impairment charge on equity investment	4,634	-	4,634
Impact of unrealized (gains) losses on foreign exchange contracts	(685)	1,095	(1,780)
Adjusted EBITDA	$ (100,928)	$ (168,133)	$ 67,205

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CNW 07:30e 12-MAR-26